                                  GUARDIAN NEWS


FOR IMMEDIATE RELEASE
WEDNESDAY, MAY 19, 1999

CONTACT: MIKE AZZI AT THE GUARDIAN  CONTACT: DAVID MULLIGAN AT
         212.598.1523                        FIRST COMMONWEALTH
         MICHAEL_AZZI@GLIC.COM               312.832.8611
                                             DAVIDMULLIGAN@FIRSTCOMMONWEALTH.NET

GUARDIAN AGREES TO ACQUIRE FIRST COMMONWEALTH, INC.

PURCHASE OF MIDWESTERN DENTAL CARRIER TO MAKE GUARDIAN LEADING DENTAL HMO
PROVIDER

NEW YORK, NY - The Guardian Life Insurance Company of America and First Commonwealth, Inc. (NASDAQ/FCWI) have entered into a definitive merger agreement under which Guardian has agreed to acquire all of the outstanding shares of First commonwealth's capital stock for $25.00 per share in cash, announced Gary Lenderink, Senior Vice President, Group Insurance for Guardian and Christopher Multhauf, Chairman and Chief Executive Officer of First Commonwealth. Once completed, the acquisition is expected to accelerate Guardian's plans to extend its managed dental HMO business nationally.

The agreement, which was unanimously approved by First Commonwealth's Board of Directors, provides that Guardian's wholly-owned subsidiary, Floss acquisition Corp., will launch a tender offer for all of First Commonwealth's outstanding capital stock. Concurrently with the execution and delivery of the merger agreement, Christopher Multhauf and David Mulligan, the President and Chief Operating Officer of First Commonwealth, have entered into an agreement to tender all their shares of common stock into Floss Acquisition Corp.'s tender offer. Messrs. Multhauf and Mulligan own in the aggregate approximately 18% of First Commonwealth's outstanding shares.

"This merger is an ideal fit for Guardian," said Lenderink. "Our group insurance business strategy is to broaden the employee benefits portfolio we offer to small and midsize employers. The business combination allows us to broaden our dental benefit product line as well as to strengthen our presence in the Midwest. First Commonwealth is a highly-regarded firm that shares our emphasis on first-quality service. We look forward to working with First Commonwealth's management team, their dedicated employees and especially their network of dentists."

Christopher Multhauf, Chairman of First Commonwealth said, "We are thrilled to be associated with Guardian, a well respected brand in the industry, and look forward to contributing to Guardian's continued success in the dental care arena." David Mulligan, First Commonwealth's President said, "as a Guardian subsidiary, we and our employees are excited about the

GUARDIAN AGREES TO ACQUIRE FIRST COMMONWEALTH, INC.

opportunities to not continue to serve our existing customers in Chicago, Milwaukee, St. Louis and Detroit, but to speed up our expansion into other markets;"

Both companies are leaders in their respective industries. Guardian, ranked 202 on THE FORTUNE 500 with $27 billion in consolidated assets, offer a full range of financial products and serviced in addition to dental benefits, including individual and group life and disability income insurance health care, pensions, 401 (k) plans and asset-accumulation products. First Commonwealth has been listed as one of the top 200 small businesses in the United States by FORBES magazine, and is the Midwest's largest dental managed care organization.

Guardian, headquartered in New York City, is one of the nation's largest financial services groups with 3.2 million covered employees and dependents and in excess of $650 million in dental revenues in 1998. Guardian's current product offerings include both dental indemnity and dental PPO services worldwide. Its dental PPO network contracts with over 26,000 dentists in 40 states; dental HMO capabilities are available in California and Florida. The acquisition would permit Guardian to expand its dental products portfolio to include dental HMOs in five additional states and, with its expansion plans, make it one of the few carriers who will offer employers a full range of dental care options nationwide.

Based in Chicago, First Commonwealth is a leading dental managed care carrier, operating in Illinois, Missouri, Michigan, Wisconsin and Indiana. In additional to dental managed care plans.

One of the nation's oldest and largest mutual insurers, Guardian employs over 5,000 people nationwide in its New York corporate office and four regional offices in Bethlehem, PA, Appleton WI, Spokane, WA and Norwell, MA. More than 2,000 Guardian agents distribute Guardian products nationwide. More information on Guardian can be obtained on the World Wide Web at: WWW.THEGUARDIAN.COM.

Salomon Smith Barney acted as financial advisor to Guardian and William Blair acted as First Commonwealth's financial advisor.